UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IWEB, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8/6 Soi Patanakarn 30, Patanakarn Road
Address of Principal Executive Office (Street and Number)

Suan Luang, Bangkok, Thailand
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ratanaphon Wongnapachant	662	319 0197 - 99
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IWEB, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	By:	/s/ Wai Hok Fung
Wai Hok Fung
	Title:	President

Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

Revenues and cost of revenue. Revenue is principally comprised of image coding services revenue, and represents the fair value of the consideration received or receivable for the provision of services in the ordinary course of our activities and is recorded net of value-added tax ("VAT").

We did not recognize any revenue or associated cost of revenues for the year ended December 31, 2019.

Digiwork’s revenues for the year ended December 31, 2018 of $30,192 were derived from two customers, which individually accounted for 53% and 47% of the Company’s revenues, respectively.

Two unrelated individuals were hired by Digiwork in relation to its two projects and incurred costs totaling $5,201 for the year ended December 31, 2018.

General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2019 was $1,140,901, $113,495 of which were costs associated with our personnel, $238,250 of which were R&D expenses, a loss of $161,072 as a result of the revision of the research and development joint business agreement with Digiwork Korea, $182,408 of which were audit and professional fees and rental expenses of $135,887.

Our general and administrative expenses for the year ended December 31, 2018 was $818,575, $119,686 of which were costs associated with our personnel, $228,946 of which were R&D expenses, $345,149 of which were audit and professional fees and rental expenses of $62,713.

We expect our general and administrative expenses to increase when we expand our operations.

Finance cost There was a short-term loan of $0.9 million by OBON Thailand during 2019 and finance cost was $24,547 for the year ended December 31, 2019.

Other income (expense). Our other expense for the year ended December 31, 2019 was $266, and other income for the year ended December 31, 2018 was $15,507, which was partially related to exchange rate differences. Although a majority of total revenues, payroll and other operating expenses are incurred and paid by our VIE in Thailand in Thai baht, its payment of R&D services provided by Digiwork Korea is required to be made in U.S. dollars. During 2018, the final payment of $1,000,000 was paid by Enigma BVI to Digiwork Korea in connection with the agreement between those entities.

Net loss. As a result of the above, we recorded a net loss of $1,165,714 and $778,077 for the years ended December 31, 2019 and 2018, respectively.

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